Exhibit 2.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, ArcelorMittal (“ArcelorMittal,” the “Company,” “we,” “us,” and “our”) had the following securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Table	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
I	Ordinary Shares	MT	New York Stock Exchange

This summary of the general terms and provisions of our Ordinary Shares does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of association (the “Articles of Association”), which are incorporated herein by reference to Exhibit 1.1 Articles of Association of ArcelorMittal, dated November 20, 2025.

As of December 31, 2025, the Company’s issued share capital was $275 million represented by 775,000,000 shares without nominal value. ArcelorMittal’s ordinary shares are also traded on the stock exchanges of Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Form and transfer of shares

The shares of ArcelorMittal are issued in registered form only and are freely transferable. There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to own ArcelorMittal shares.

In accordance with Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder and the number of shares held by such shareholder in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of such agreement is provided to ArcelorMittal.

The Articles of Association provide that shares may be held through a securities settlement (clearing) system or a professional depositary of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depositary of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

The ArcelorMittal ordinary shares may be held in registered form on the Company’s register only. Registered shares are fully fungible and may consist of:

a.	ArcelorMittal Registry Shares, which are registered directly on ArcelorMittal’s Luxembourg shareholders’ register,

b.	shares traded on Euronext Amsterdam, Euronext Paris, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, which are held in Euroclear, or
c.
shares traded on the NYSE (the "New York Registry Shares"), which are registered (including in the name of the nominee of DTC) in a New York Share Register kept on behalf of ArcelorMittal by Citibank, N.A., its New York transfer agent.

ABN AMRO assists the Company with certain administrative tasks relating to the day-to-day administrative management of the shareholders' register. The Company maintains a New York shareholders’ register with Citibank, N.A. (located at 388 Greenwich Street, New York, New York 10013) for its New York Registry Shares that trade on the NYSE with underlying positions held in Euroclear. As of December 31, 2025, 47,569,865 shares (or approximately 6.14% of ArcelorMittal's total issued shares) were New York Registry Shares.

The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The extraordinary general meeting of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Articles of Association. As from the Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case. As of December 31, 2025, notice of the Effective Date has not been given.

Dividends

Except for shares held in treasury by the Company, each ArcelorMittal share is entitled to participate equally in dividends if and when they are declared out of funds legally available for such purposes. The Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and that the Board of Directors may declare interim dividends within the limits set by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of ArcelorMittal five years after the date on which the dividends have been declared.

Voting and Information Rights

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote ArcelorMittal shares. Each share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each share entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond owning a single share or representing the owner of a single share) required to be able to attend or vote at a general meeting of shareholders.

Directors of ArcelorMittal are elected for a period terminating (except in the event of the replacement of a member of the board of directors during his or her mandate) at the third annual general meeting following the date of their appointment.

The voting and information rights of ArcelorMittal’s shareholders have been further expanded since the entry into force of the Luxembourg law of August 1, 2019 amending the law of 24 May 2011 on the exercise of certain rights of shareholders and transposing Directive (EU) 2017/828 of the European Parliament and of the Council of May 17, 2017 (the “Shareholders’ Rights Law”).

Issuance of shares

The issuance of shares by ArcelorMittal requires either an amendment of the Articles of Association approved by an extraordinary general meeting of shareholders (“EGM”) or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association. In the latter case, the Board of Directors may determine the conditions for the issuance of shares, including the consideration (cash or in kind) payable for such shares.

The EGM may not validly deliberate unless at least half of the share capital is present or represented upon the first call. If the quorum is not met, the meeting may be reconvened. The second meeting will be held regardless of the proportion of share capital represented. At both meetings, resolutions with respect to the capital increase (or decrease), in order to be adopted, must be carried by at least two-thirds of the votes cast.

Capital reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where, at first call, at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.

The extraordinary general meeting of shareholders held on May 2, 2023 decided to authorize the Board of Directors, for a period of three years (i) to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 88 million shares and to consequently reduce the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six U.S. dollar cents (USD 0.36), being the par value of the shares in the Company - and (ii) to consequentially amend articles 5.1 and 5.2 of the articles of association of the Company to reflect the above cancellations and reductions of the issued and authorized share capital of the Company, (iii) to reduce or cancel the relevant reserves constituted under applicable law in relation thereto and (iv) to instruct and delegate power to and authorize the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.

Repurchase of shares

ArcelorMittal is prohibited by Luxembourg law from subscribing for its own shares. ArcelorMittal may, however, repurchase its own shares or have another person repurchase shares on its behalf, subject to certain conditions, including:
•    a prior authorization of the general meeting of shareholders setting out the terms and conditions of the proposed repurchase, including the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and the minimum and maximum consideration per share;
•    the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association;
•    only fully paid-up shares may be repurchased. At December 31, 2025, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and
•    the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position, it being noted however that listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the shareholders.

In addition, Luxembourg law allows the Board of Directors to approve the repurchase of ArcelorMittal shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to ArcelorMittal. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value of the shares acquired, the proportion of the issued share capital that they represent, and the consideration paid for them.

The annual general meeting of shareholders held on May 6, 2025 (the “2025 AGM”) decided to authorize, effective immediately after the 2025 AGM, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments as well as to enter into cash-settled derivative financial instruments to mitigate the volatility in the share prices paid to acquire shares in the Company (the “Authorization”).

Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (the “MAR Regulation”) as amended from time to time and most recently by the EU Listing Act (Regulation (EU) 2024/2809), formally adopted on October 23, 2024 and partially in force since December 4, 2024, Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and Luxembourg law of December 23, 2016 on market abuse implementing the MAR Regulation.

Such transactions may be carried out at any time, including during a tender offer period, subject to applicable laws and regulations including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.

The Authorization is valid until the end of the annual general meeting of shareholders to be held in 2028 (the “2028 AGM”), or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the 2028 AGM.

The Company may not repurchase shares amounting to more than 10% of its issued share capital (at the date of the 2025 AGM being 85,280,977 shares). The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law. The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the New York Stock Exchange, Euronext markets on which the Company’s shares are listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made. For off-market transactions, the maximum purchase price shall be 110% of the reference price on the New York Stock Exchange (in case of purchase in USD) or the Euronext markets (in case of purchase in EUR) on which the Company’s shares are listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during 30 consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. For the avoidance of doubt, price restrictions set out in the immediately preceding paragraphs do not apply to cash-settled derivative financial instruments entered into to mitigate volatility in the per share prices paid to acquire shares in the Company. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.

Preemptive Rights

Unless limited or cancelled by the Board of Directors pursuant to a power granted by an extraordinary general meeting of shareholders or by an extraordinary general meeting of shareholders, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

Liquidation

In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up the Company requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at first call at least 50% of the share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.

Amendment of the Articles of Association

Any amendments to the Articles of Association must be approved by an extraordinary general meeting of shareholders held in the presence of a Luxembourg notary, followed by the publications required by Luxembourg law.

In order to be adopted, amendments of the Articles of Association relating to the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, the composition of the Audit & Risk Committee, and the nomination rights to the Board of Directors of the Significant Shareholder require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule applies to amendments of the provisions of the Articles of Association that set out the foregoing rule.

Merger and division

A merger whereby the Luxembourg company being acquired transfers to an existing or newly incorporated Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, and a division whereby a company (the company being divided) transfers all its assets and liabilities to two or more existing or newly incorporated companies in exchange for the issuance of shares in the beneficiary companies to the shareholders of the company being divided or to such company, and certain similar restructurings must be approved by an extraordinary general meeting of shareholders of the relevant companies held in the presence of a notary. These transactions require the approval of at least two-thirds of the votes cast at a general meeting of shareholders of each of the companies where at least 50% of the share capital is represented upon first call, with no such quorum being required at a reconvened meeting.

Mandatory bid—squeeze-out right—sell-out right

Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids, as amended from time to time (the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, gives such person voting rights representing at least one third of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12–month period preceding the mandatory bid.

ArcelorMittal’s Articles of Association provide that any person who acquires shares giving them 25% or more of the total voting rights of ArcelorMittal must make or cause to be made, in each country where ArcelorMittal’s securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer to acquire for cash all outstanding shares and securities giving access to shares linked to the share capital or whose rights are dependent on the profits of ArcelorMittal. The price offered must be fair and equitable and must be justified by a report drawn up by a leading international financial institution nominated by the Company.

Squeeze-out right.

The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be presumed a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of ArcelorMittal shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is presumed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be presumed “fair” in the sell-out proceedings if the offeror acquired at least 90% of ArcelorMittal shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is presumed to be a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

Disclosure of significant ownership in ArcelorMittal shares

Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11, 2008, as amended, on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the "Transparency Law"). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Transparency Law provides that, if a person acquires or disposes of a shareholding in ArcelorMittal, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, one-third, 50% or two-thirds of the total voting rights existing when the situation giving rise to a declaration occurs, the relevant person must simultaneously notify ArcelorMittal and the CSSF (the Luxembourg securities regulator) of the proportion of voting rights held by it further to such event within four Luxembourg Stock Exchange trading days of the day of execution of the transaction triggering the threshold crossing.

A person must also notify ArcelorMittal of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the above-mentioned thresholds as a result of events changing the breakdown of voting rights.

The above notification obligations also apply to persons who directly or indirectly hold financial instruments linked to ArcelorMittal shares. Pursuant to article 12 a. of the Transparency Law, persons who hold ArcelorMittal shares and financial instruments linked to ArcelorMittal’s shares must aggregate their holding.

ArcelorMittal's Articles of Association also provide that the above disclosure obligations also apply to:

•    any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in ArcelorMittal being reached or crossed upwards or downwards,
•    any acquisition or disposal of shares resulting in the threshold of 3.0% of voting rights in ArcelorMittal being reached or crossed upwards or downwards, and
•    with respect to any shareholder holding at least 3.0% of the voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1.0% of voting rights being reached or crossed upwards or downwards.

Pursuant to the Articles of Association, any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights must inform ArcelorMittal within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was reached or crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in ArcelorMittal within the next 12 months or intends to seek to obtain control over ArcelorMittal or to appoint a member to ArcelorMittal's Board of Directors.

The sanction of suspension of voting rights automatically applies, subject to limited exceptions set out in the Transparency Law, to any shareholder (or group of shareholders) who has (or have) reached or crossed the thresholds set out in article 7 of the Articles of Association and articles 8 to 15 of the Transparency Law but have not notified the Company accordingly. The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).

For the purposes of calculating the percentage of a shareholder's voting rights in ArcelorMittal, the following are taken into account:
•    voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards ArcelorMittal;
•    voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;
•    voting rights attaching to shares pledged as collateral with that person or entity, provided the person or entity controls the voting rights and declares its intention to exercise them;
•    voting rights attaching to shares in which a person or entity holds a life interest;
•    voting rights which are held or may be exercised within the meaning of the four foregoing points by an undertaking controlled by that person or entity;
•    voting rights attaching to shares deposited with that person or entity which the person or entity may exercise at its discretion in the absence of specific instructions from the shareholders;
•    voting rights held by a third party in its own name on behalf of that person or entity; and
•    voting rights which that person or entity may exercise as a proxy where the person or entity may exercise the voting rights in its sole discretion.

In addition, the Articles of Association provide that, for the purposes of calculating a person's voting rights in ArcelorMittal, the voting rights attached to shares underlying any other financial instruments owned by that person (such as convertible notes) must be taken into account for purposes of the calculation described above.

Identification of shareholders

Pursuant to the Shareholders’ Rights Law, listed companies have the ability to identify their shareholders and ultimately improve communication between them and their shareholders. Intermediaries, including those in third countries, are required to provide the Company with information to enable the identification of shareholders. Intermediaries that are covered by the Shareholders’ Rights Law are investment firms, credit institutions and central securities depositories which provide share safekeeping or administration of securities accounts or maintenance services to shareholders or other persons. Third country in-scope intermediaries are those which provide these services to shareholders or other intermediaries with respect to shares in the Company and are located outside of the European Union.